NO ACT

DC
PE
1-16-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021467

Received SEC
JAN 16 2008
Washington, DC 20549

January 16, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

Dear Mr. Dye:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Coca-Cola by William C. Wardlaw, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William C. Wardlaw, III
7304 Carroll Ave
Takoma Park, MD 20912

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

HOGAN & HARTSON

RECEIVED

2007 DEC 17 PM 12:52

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(10)

December 14, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Shareholder Proposal Submitted by William Wardlaw

Ladies and Gentlemen:

We are writing on behalf of The Coca-Cola Company (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareowners a shareowner proposal (the "Proposal") received from Mr. William Wardlaw (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rule 14a-8(i)(10).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. A copy of this letter also is being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 3, 2008.

The Proposal

The Proposal requests that the Company's shareowners approve the following resolution:

"RESOLVED:
Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the U.S. and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors."

Rule 14a-8(i)(10): Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The staff has consistently stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines in the proposal. See *Texaco, Inc.* (March 28, 1991) and *Exchange Act Release No. 34-20091* (August 16, 1983).

The staff has consistently determined that, in order for a proposal to be "substantially implemented," a company must have only implemented the essential objectives of the proposal and is not required to implement each and every aspect of the proposal. See, e.g., *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders); *Talbots, Inc.* (April 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of conduct based on human rights standards of the United Nations International Labour Organization where the company had already established a code of standards for business practice and a labor law compliance program and code of conduct for suppliers, and implemented a monitoring program of these policies); and *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of the company's social and human rights policy and reporting to shareholders on the implementation of the policy where the company had already adopted a human rights policy and annually issued a report on the policy).

The Company believes that it has substantially implemented the essential elements of the Proposal – it has established a committee of the board of directors, the Public Issues and Diversity Review Committee (the "Committee") – authorized to review Company policies and practices relating to significant public issues of concern to shareowners, including Company policies and practices relating to human rights of individuals in the U.S. and worldwide. Further, the Committee's policies and practices, as described below, compare favorably with the guidelines of the Proposal.

Responsibilities of the Public Issues and Diversity Review Committee

The charter of the Committee, a copy of which is attached to this letter as Exhibit 2, charges the Committee with responsibility to consider "significant public issues of concern to shareowners" and directs the Committee to "receive annual or more frequent presentations...on subjects in the public arena," which may include "presentations on international issues affecting the Company" and "other legal issues of particular public interest." The charter also directs the Committee to review management's position on all shareowner proposals to recommend positions to be taken by the board of directors in response to those proposals.

Actual Practices of the Committee

The Committee's charter is purposefully broad enough to encompass all significant public issues of concern to the Company's shareowners, including implications of the Company's policies for the human rights of individuals in the U.S. and worldwide. While the Committee's charter does not expressly mention human rights issues as one of the "international issues" the Committee is authorized to review, human rights clearly fall within the Committee's articulated areas of responsibility, and the Committee has in fact reviewed the Company's positions on human rights and the implications of the Company's policies for human rights worldwide, including three of the human rights "controversies" identified in the Proponent's supporting statement:

- issues relating to water stewardship generally, and specifically the Company's activities in India;
- issues relating to workplace rights generally, and specifically relating to the Company's bottling partner in Columbia; and
- issues relating to workplace accountability generally, and specifically relating to employees of the Company and its suppliers in China.

As noted above, the Committee is charged with reviewing shareowner proposals, many of which have related to human rights issues. In fact, the Committee's review of the Company's workplace accountability issues in China, as noted above, was in connection with a shareowner proposal submitted by the Proponent in connection with the Company's 2004 annual meeting. The Committee has also reviewed the implications of Company policies with respect to other human rights issues, including HIV-AIDS.

In addition, as noted above, the Committee is charged with receiving presentations by the Company's management and others on subjects in the public arena. Because the Company and its management are extensively involved in numerous initiatives focused on corporate social responsibility, the Committee regularly receives reports, and reviews the implication of the Company's policies, on human rights issues. Specifically, these initiatives include:

- the Company's participation in the United Nations Global Compact, a voluntary initiative which asks participating companies to embrace, support and enact, with their respective spheres of influence, a set of core values in the areas of human rights and labor standards;

- the Company's adoption of a Human Rights Statement to communicate the Company's pledge to manage its business around the world in accordance with the highest standards of integrity, with a specific emphasis on human rights in the workplace;

- the Company's adoption of a Workplace Rights Policy to ensure that the Company applies a consistent approach to workplace rights worldwide as an integral part of its culture, strategy and day-to-day operations;
- the Company's adoption of Supplier Guiding Principles that emphasize to the Company's suppliers and business partners the importance of responsible workplace policies and practices that comply, at a minimum, with applicable local labor laws and regulations; and
- the Company's joining of the Business Leaders Initiative on Human Rights (BLIHR), a group of 14 leading global companies committed to identifying practical ways to uphold human rights in their workplaces.

A description of the Committee's involvement in each of these human rights initiatives, each of which the Committee reviews and monitors, is attached as Exhibit 3 to this letter. Further, the Committee's charter requires the Committee to make regular reports to the Company's full board of directors. Thus, if the concern of the Proponent, as expressed in the supporting statement, is that "...the company's existing governance process does not sufficiently elevate human rights issues within the company," this concern is unfounded.

Solicitation of Public Input and Issuance of Public Reports

The Proposal provides that the Company's board of directors could, "in its discretion," empower the Committee to "solicit public input and to issue periodic reports to shareholders and the public" regarding the implications of the Company's policies for the human rights of individuals in the U.S. and worldwide. The Committee's charter does not expressly refer to the solicitation of "public input" or the issuance of reports to the shareowners or the public, but the Proposal would not require that the newly-formed Board Committee on Human Rights have this power either. The Company's board of directors currently has the discretion to empower the Committee to issues reports to shareowners and the public, but the board has chosen, in its discretion, to retain that authority at the full board level. The Proposal would not add anything new in this regard to the current powers of the Company's board of directors or the Committee. In addition, the Committee is clearly informed of the existence and range of public opinion on the matters it considers.

Substantial Implementation

The Company believes that the creation of an additional board committee to address only human rights issues, as the Proposal would require, would be duplicative and unnecessary. The Company's board of directors has already established a committee with the authority to review the implications of the Company's policies on human rights issues: the Public Issues and Diversity Review Committee. The Committee's charter empowers the Committee to review and address human rights issues, and in practice the Committee has regularly reviewed the Company's policies, procedures and positions relating to human rights. The formation of a new Board Committee on Human Rights, as the Proposal would require, would add nothing to the range of issues currently considered by the Committee and would create an overlap between the oversight responsibilities of the two committees of the board. For these reasons, as well as the others discussed above, we believe that the Proposal has been substantially implemented and therefore is excludable under Rule 14a-8(i)(10).

The Company acknowledges that, in *Yahoo! Inc.* (April 16, 2007), the staff disagreed with the company's view that it had substantially implemented a shareholder proposal that was virtually identical to the Proposal. There, however, the company's position was based on the fact that the company's senior management had been involved in numerous initiatives relating to Internet privacy and censorship issues. The Company's position that it has substantially implemented the Proposal is clearly distinguishable in two important respects: (i) the Company has already established a *committee of the board of directors* to address the implications of the Company's policies on human rights issues; and (ii) the Committee directly addresses the implications of the Company's policies for human rights issues, not just a subset of human rights issues.

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials under Rule 14a-8(i)(10), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: William Wardlaw
Carol C. Hayes
Mark E. Preisinger
A. Jane Kamenz

Enclosures

Exhibit 1

Copy of the Proposal and Proponent Correspondence

XC: Mark Preisinger
Karen Danielsen
Jane Kamenz

Received
NOV 12 2007
Carol C. Hayes

November 9, 2007
Office of the Secretary
P.O. Box 1734
Atlanta, GA 30301

Re: Shareholder Resolution

Dear Mr. Secretary:

I believe that our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from deleterious effects of negligent corporate oversight of human rights related issues.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of Coca-Cola. I have held my shares continuously for more than one year and have enclosed verification of my ownership. I will continue to hold the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

William C. Wardlaw III

William C. Wardlaw, III

Encl.

RESOLVED:

Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, its bottlers, and suppliers have been associated with human rights controversies, leading to:

- The Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting the Coca-Cola Co. stock from and banning further investments in its $9 billion CREF Social Choice Account, the nation's largest socially screened fund for individual investors.

- A *USA Today* "cover story" includes a quote claiming that some 45 colleges and universities removing Coke products from their campuses as a result of alleged human rights violations by its Colombian bottler (10/30/07).

- BBC News reporting that our company has been accused of benefiting from prison labor in China (5/21/07).

- A May 2007 report by The International Environmental Law Research Centre accused the company of detrimental impacts on drinking and agricultural water supplies in India, violating human rights.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposed Bylaw would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's activities and policies.

In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

SUNTRUST

Christian D. Beyers
Senior Vice President

SunTrust Investment Services, Inc.
A SunTrust Company
P.O. Box 4418
Atlanta, Georgia 30303
Tel 404.588.7760
Fax 404.214.8232
chris.beyers@suntrust.com

November 9, 2007

The Coca-Cola Company
Atlanta, Georgia 30313

To Whom It May Concern:

This letter will serve as proof of ownership on behalf of Mr. William C. Wardlaw, III. Mr. Wardlaw personally owns 15,205 shares of Coca-Cola Company common stock.

At this time, theses shares have been held for more than one year and we will continue to hold the prerequisite number of shares through the date of the Coca-Cola Company's next annual meeting.

If further verification is necessary please do not hesitate to contact me.

Sincerely,

Christian D. Beyers

Exhibit 2

Public Issues and Diversity Review Committee Charter

The Coca-Cola Company

Public Issues And Diversity Review Committee Charter



Purpose
The Committee is established by the Board to aid the Board in discharging its responsibilities relating to public issues and diversity.

Committee Membership
The Committee shall consist of no fewer than three members. The members of the Committee shall be established by the Board and removed by the Board. A majority of the members shall constitute a quorum.

Committee Authority and Responsibilities
1. The Committee will review Company policy and practice relating to significant public issues of concern to the shareowners, the Company, the business community and the general public, including the Company's progress toward its diversity goals, compliance with its responsibilities as an equal opportunity employer, and compliance with any legal obligations arising out of the resolution of employment discrimination class action litigation. The Committee will receive annual or more frequent presentations by management and others on subjects in the public arena and/or related to the accomplishment of the Company's diversity and equal opportunity goals. These could include presentations on EEO matters, policies of importance to consumers, charitable contributions, international issues affecting the Company, and other legal issues of particular public interest. The Committee will also review management's position on all shareowner proposals and recommend positions to be taken by the Board in the annual proxy.

2. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

3. The Committee shall make regular reports to the Board.

4. The Committee may form and delegate authority to subcommittees as appropriate.

5. The Committee shall periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

6. The Committee shall annually review its own performance.

###

Exhibit 3

Select Human Rights Initiatives of The Coca-Cola Company

CORPORATE CITIZENSHIP IN THE WORLD ECONOMY

THE GLOBAL COMPACT

Human Rights

Labour

Environment

Anti-Corruption

UNITED NATIONS

Overview

The Global Compact was launched on 26 July 2000, when several dozen business leaders came together at UN Headquarters to join an international initiative that would bring companies together with UN agencies, labour and civil society to advance universal social and environmental principles. With thousands of participants from more than 100 countries, the Global Compact has since become the world's largest voluntary corporate citizenship initiative.

Through the power of collective action, the Global Compact seeks to advance responsible corporate citizenship so that business can be part of the solution to the challenges of globalization. In this way, the private sector — in partnership with other social actors — can help realize the UN's vision: a more sustainable and inclusive global economy. To do so, the Global Compact asks participants to pursue two complementary objectives:

- Making the Global Compact and its principles part of business strategy and operations;
- Facilitating cooperation among key stakeholders by promoting partnerships in support of UN goals.

The Global Compact is not a regulatory instrument — it does not "police", enforce or measure the behavior or actions of companies. Rather, the Global Compact relies on public accountability, transparency and the enlightened self-interest of companies, labour and civil society to initiate and share substantive action in pursuing the principles upon which the Global Compact is based.

The Global Compact is a network. At its core is the Global Compact Office and six UN agencies: the Office of the UN High Commissioner for Human Rights; the United Nations Environment Programme; the International Labour Organization; the United Nations Development Programme; the United Nations Industrial Development Organization; and the United Nations Office on Drugs and Crime. The Global Compact involves all the relevant social actors: governments, who defined the principles on which the initiative is based; companies, whose actions it seeks to influence; labour, in whose hands the concrete process of global production takes place; civil society organizations, representing the wider community of stakeholders; and the United Nations, the world's only true global political forum, as an authoritative convener and facilitator.

"We need business to give practical meaning and reach to the values and principles that connect cultures and people everywhere."

—BAN KI-MOON, SECRETARY-GENERAL OF THE UNITED NATIONS

Why Participate

Responsible business practices not only contribute to the well-being of stakeholders, they have increasingly become a long-term value proposition for business itself. It makes business sense for companies to invest in creating a sound environment in which to do business, to minimize risks and to harness new business opportunities by supporting developing and emerging markets.

Benefits of Participation

Direct ...	Indirect ...
• Global and local opportunities to dialogue and collaborate with other businesses, NGOs, labour and governments on critical issues	• Increased legitimacy and license to operate, particularly in the developing world, because business practices are based on universal values
• Exchange of experiences and good practices inspiring practical solutions and strategies to challenging problems	• Improved reputation and increasing brand value towards consumers and investors – specifically in the context of changing societal expectations
• Finding an entry point through which companies can access the UN's broad knowledge of development issues	• Increased employee morale and productivity, and attracting and retaining the highest-qualified employees
• Leveraging the UN's global reach and convening power with governments, business, civil society and other stakeholders	• Improved operational efficiency, for instance through better use of raw materials and waste management
	• Ensuring accountability and transparency through a public communication on progress

How to Participate

As a voluntary initiative, the Global Compact seeks wide participation from a diverse group of businesses and other organizations. To participate in the Global Compact, a company*:

- Sends a letter from the Chief Executive Officer (and, where possible, endorsed by the board) to the Secretary-General of the United Nations expressing support for the Global Compact and its principles (address: United Nations, New York, NY 10017; fax: +1(212) 963-1207);
- Sets in motion changes to business operations so that the Global Compact and its principles become part of strategy, culture and day-to-day operations;
- Is expected to publicly advocate the Global Compact and its principles via communications vehicles such as press releases, speeches, etc.; and
- Is required to communicate annually with stakeholders on actions taken in implementing the Global Compact principles. This "Communication on Progress" (COP) is expected of all participating companies, and must be shared publicly with stakeholders - through financial, sustainability or other prominent public reports, in print or on the participant's website. As a public disclosure measure, the COP policy is designed to demonstrate the corporate commitment, safeguard the integrity of the initiative and its participants and promote transparency and accountability.

* Non-business organizations are asked to visit the Global Compact website (www.unglobalcompact.org) for further information on how to engage with the initiative.

In terms of the practical ways in which companies pursue the principles, the Global Compact offers engagement opportunities to all participants through the following:

Networks. The Global Compact has established many dozens of country and regional networks around the world. These networks are designed to support the implementation of the Global Compact in a local context through dialogue, learning and projects, and to provide support for quality assurance. Companies and other Global Compact stakeholders are encouraged to take an active role in relevant country networks.

Dialogues. The Global Compact supports action-oriented regional or international meetings, or "policy dialogues", that focus on specific issues related to globalization and corporate citizenship. Issues addressed have included "The Role of the Private Sector in Zones of Conflict"; "Business and Sustainable Development"; "Transparency and Anti-Corruption"; "Business and Human Rights"; and "Financial Markets and Corporate Responsibility".

Learning. Companies are invited to develop and share examples of corporate practices, experiences and lessons learned on the Global Compact website. Local and regional learning events support the sharing of knowledge.

Partnership Projects. The Global Compact encourages participants to engage in partnership projects with UN agencies and civil society organizations in support of global development goals.

The Ten Principles

The Global Compact's principles enjoy universal consensus being derived from:

- The Universal Declaration of Human Rights
- The International Labour Organization's Declaration on Fundamental Principles and Rights at Work
- The Rio Declaration on Environment and Development
- The United Nations Convention Against Corruption

The Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption:

Human Rights

Principle 1 | Businesses should support and respect the protection of international human rights within their sphere of influence; and

Principle 2 | make sure they are not complicit in human rights abuses.

Labour

Principle 3 | Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Principle 4 | the elimination of all forms of forced and compulsory labour;

Principle 5 | the effective abolition of child labour; and

Principle 6 | the elimination of discrimination in respect of employment and occupation.

Environment

Principle 7 | Businesses should support a precautionary approach to environmental challenges;

Principle 8 | undertake initiatives to promote greater environmental responsibility; and

Principle 9 | encourage the development and diffusion of environmentally friendly technologies.

Anti-Corruption

Principle 10 | Businesses should work against corruption in all its forms, including extortion and bribery.

For further information,
please visit www.unglobalcompact.org

E-mail: globalcompact@un.org

Published by the Global Compact Office, United Nations
50761— May 2007

respect

Rights

Dignity

Human Rights Statement

The Coca-Cola Company

respect

Rights

Dignity

Human Rights Statement

The reputation of The Coca-Cola Company is built on trust and respect. Our employees and those who do business with us around the world know we are committed to earning their trust with a set of values that represent the highest standards of quality, integrity, excellence, compliance with the law and respect for the unique customs and cultures in communities where we operate.

Our Company has always endeavored to conduct business responsibly and ethically. We respect international human rights principles aimed at promoting and protecting human rights, including the United Nations Declaration of Human Rights and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, and we actively participate in the United Nations Global Compact.

Our acknowledgment of these international principles is consistent with our dedication to enriching the workplace, preserving the environment, strengthening the communities where we operate and engaging with stakeholders to pursue progress toward these goals.

In our workplaces and the communities in which we operate, we believe that a serious commitment to human rights is fundamental to the way we conduct our business. We treat our employees with dignity, fairness and respect, and we are guided by our shared values of integrity, collaboration and accountability.

Our commitment is formalized and manifested through various policies including our Workplace Rights Policy, our Code of Business Conduct and our environmental governance and management systems. While these policies apply to The Coca-Cola Company and all of the entities that it owns or in which it holds a majority interest, the Company is committed to working with and encouraging our independent bottling partners to uphold the values and practices that these policies drive.

The Coca-Cola Company

respect
Rights
Dignity

Human Rights Statement (cont.)

The Coca-Cola Company and its bottling partners jointly understand that the true measure of a well-managed business is not just whether it is financially successful, but how it achieves that success. As our system does business around the world touching so many different and distinct local cultures, we know that it's not enough to be profitable, we must also be responsible. This is best achieved in Coca-Cola's unique business system when the Company and bottlers work together toward our shared goals.

We have expressed these shared goals in a global framework for good corporate citizenship and local accountability called Citizenship @ Coca-Cola. The framework consists of a commitment to embrace a shared set of principles across our global system and is designed to measure and drive improvement in four areas of operation: workplace, marketplace, community and environment. We expect the individual companies that belong to our system to accept the accountability to live up to this commitment and apply these principles to every facet of their local operations.

Through our Supplier Guiding Principles Program, we work with our direct suppliers to ensure that they uphold laws and regulations in the workplace and conduct their business ethically and responsibly.

The Coca-Cola Company

respect
Rights
Dignity

The Coca-Cola Company

respect

Rights

Dignity

Workplace Rights Policy

The Coca-Cola Company

respect
Rights
Dignity

Workplace Rights Policy

We value the relationship we have with our employees. The success of our business depends on every employee in our global enterprise. We are committed to fostering open and inclusive workplaces that are based on recognized workplace human rights, where all employees are valued and inspired to be the best they can be.

The Coca-Cola Company's Workplace Rights Policy is guided by international human rights standards, including the Universal Declaration of Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and the United Nations Global Compact.

The Workplace Rights Policy applies to The Coca-Cola Company and all of the entities that it owns or in which it holds a majority interest. The Company is committed to working with and encouraging our independent bottling partners to uphold the principles in this Policy and to adopt similar policies within their businesses.

The Policy includes the following components:

- **Freedom of Association and Collective Bargaining**
- **Forced Labor**
- **Child Labor**
- **Discrimination**
- **Work Hours and Wages**
- **Safe and Healthy Workplace**
- **Workplace Security**
- **Community and Stakeholder Engagement**

The Coca-Cola Company

Workplace Rights Policy (cont.)

Freedom of Association and Collective Bargaining

The Company respects our employees' right to join, form or not to join a labor union without fear of reprisal, intimidation or harassment. Where employees are represented by a legally recognized union, we are committed to establishing a constructive dialogue with their freely chosen representatives. The Company is committed to bargaining in good faith with such representatives.

Forced Labor

The Company prohibits the use of all forms of forced labor, including prison labor, indentured labor, bonded labor, military labor or slave labor.

Child Labor

The Company adheres to minimum age provisions of applicable laws and regulations. The Company prohibits the hiring of individuals that are under 18 years of age for positions in which hazardous work is required. The Company's prohibition of child labor is consistent with International Labor Organization standards.

Discrimination

The Company values all employees and the contributions they make and has a long-standing commitment to equal opportunity and intolerance of discrimination. We are dedicated to maintaining workplaces that are free from discrimination or physical or verbal harassment on the basis of race, sex, color, national or social origin, religion, age, disability, sexual orientation, political opinion or any other status protected by applicable law. The basis for recruitment, hiring, placement, training, compensation and advancement at the Company is qualifications, performance, skills and experience.

Workplace Rights Policy (cont.)

Work Hours and Wages

The Company compensates employees competitively relative to the industry and local labor market. We operate in full compliance with applicable wage, work hours, overtime and benefits laws. We offer employees opportunities to develop their skills and capabilities and provide advancement opportunities where possible.

Safe and Healthy Workplace

The Company provides a safe and healthy workplace. We are dedicated to maintaining a productive workplace by minimizing the risk of accidents, injury and exposure to health risks.

Workplace Security

The Company is committed to maintaining a workplace that is free from violence, harassment, intimidation and other unsafe or disruptive conditions due to internal and external threats. Security safeguards for employees are provided as needed and will be maintained with respect for employee privacy and dignity.

Community and Stakeholder Engagement

The Company recognizes its impact on the communities in which it operates. We are committed to engaging with stakeholders in those communities to ensure that we are listening to, learning from and taking into account their views as we conduct our business. Where appropriate, we are committed to engaging in dialogue with stakeholders on workplace rights issues related to our business and within our sphere of influence. We believe that local issues are most appropriately addressed at the local level. We are also committed to creating economic opportunity and fostering goodwill in the communities in which we operate through locally relevant initiatives.

Workplace Rights Policy (cont.)

Guidance and Reporting for Employees

The Coca-Cola Company creates workplaces in which open and honest communications among all employees are valued and respected. Coca-Cola is committed to following all applicable labor and employment laws wherever we operate.

If you believe that a conflict arises between the language of the policy and the laws, customs and practices of the place where you work, if you have questions about this policy or if you would like to report a potential violation of this policy, you should raise those questions and concerns through existing processes, which make every effort to maintain confidentiality. You may ask questions or report potential violations to local Management, Human Resources, Legal Department or Strategic Security. Employees can also report suspected violations through the EthicsLine secured internet website at www.KOethics.com or by calling the appropriate toll-free number for your location, which can be found on the www.KOethics.com website. No reprisal or retaliatory action will be taken against any employee for raising concerns under this policy. The Company is committed to investigating, addressing and responding to the concerns of employees and to taking appropriate corrective action in response to any violation.

For Individuals in the European Union: Please note that EthicsLine phone or web services only allow you to report financial, accounting and auditing matters. Should you wish to report issues under the Workplace Rights Policy, such reports should be made directly to local Management, Human Resources or Legal Department.

The Company reserves the right to amend this policy at any time. Nothing in this policy says or implies that a contract exists between the Company and its employees or that participation in this program is a guarantee of continued employment with The Coca-Cola Company.

respect

Rights

Dignity

The Coca-Cola Company

Supplier Guiding Principles

Compliance with Applicable Laws and Standards

Suppliers to The Coca-Cola Company and suppliers authorized by The Coca-Cola Company are required to meet the following standards, at a minimum, with respect to their operations as a whole:

Laws and Regulations Supplier will comply with all applicable local and national laws, rules, regulations and requirements in the manufacturing and distribution of our products and supplies and in the provision of services.

Child Labor Supplier will comply with all applicable local and national child labor laws.

Forced Labor Supplier will not use forced, bonded, prison, military or compulsory labor.

Abuse of Labor Supplier will comply with all applicable local and national laws on abuse of employees and will not physically abuse employees.

Freedom of Association and Collective Bargaining Supplier will comply with all applicable local and national laws on freedom of association and collective bargaining.

Discrimination Supplier will comply with all applicable local and national discrimination laws.

Wages and Benefits Supplier will comply with all applicable local and national wages and benefits laws.

Work Hours & Overtime Supplier will comply with all applicable local and national work hours and overtime laws.

Health & Safety Supplier will comply with all applicable local and national health and safety laws.

Environment Supplier will comply with all applicable local and national environmental laws.

Demonstration of Compliance Supplier must be able to demonstrate compliance with the Supplier Guiding Principles at the request and satisfaction of The Coca-Cola Company

These minimum requirements are a part of all agreements between The Coca-Cola Company and its direct and authorized suppliers. We expect our suppliers to develop and implement appropriate internal business processes to ensure compliance with the Supplier Guiding Principles.

The Company routinely utilizes independent third-parties to assess suppliers' compliance with the SGP. The assessments generally include confidential interviews with employees and on-site contract workers. If a supplier fails to uphold any aspect of the SGP requirements, the supplier is expected to implement corrective actions. The Company reserves the right to terminate an agreement with any supplier that cannot demonstrate that they are upholding the SGP requirements.

For more information, or to access this brochure in additional languages, please visit our website at: **www.coca-cola.com**

The Coca-Cola Company

Supplier Guiding Principles

The Coca-Cola Company

Values and Commitments at The Coca-Cola Company

The reputation of The Coca-Cola Company is built on trust and respect. Our employees and those who do business with us around the world know we are committed to earning their trust with a set of values that represent the highest standards of quality, integrity, excellence, compliance with the law, and respect for the unique customs and cultures in communities where we operate.

Our Company has always endeavored to conduct business responsibly and ethically. We respect international human rights principles aimed at promoting and protecting human rights, including the United Nations Declaration of Human Rights and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. We actively participate in the United Nations Global Compact. These corporate values are formalized in the Workplace Rights Policy.

Our acknowledgment of these international principles is consistent with our dedication to enriching the workplace, preserving the environment, strengthening the communities where we operate.

The Supplier Guiding Principles – Reflecting the Company's Values

The Supplier Guiding Principles (SGP) are a vital pillar of The Coca-Cola Company's workplace accountability programs. These programs are driven by the belief that good corporate citizenship is essential to our long-term business success and must be reflected in our relationships and actions in our workplaces and the workplaces of those who are authorized to directly supply our business.

Recognizing that there are differences in laws, customs, and economic conditions that affect business practices around the world, we believe that shared values must serve as the foundation for relationships between The Coca-Cola Company and its suppliers. The Supplier Guiding Principles communicate our values and expectations and emphasize the importance of responsible workplace policies and practices that comply, at a minimum, with applicable environmental laws and with local labor laws and regulations. The principles outlined below reflect the values we uphold in our own policies, and we expect our direct suppliers to follow the spirit and intent of these guiding principles.

Freedom of Association and Collective Bargaining

Respect employees' right to join, form, or not to join a labor union without fear of reprisal, intimidation or harassment. Where employees are represented by a legally recognized union, establish a constructive dialogue with their freely chosen representatives and bargain in good faith with such representatives.

Prohibit Child Labor

Adhere to minimum age provisions of applicable laws and regulations.

Prohibit Forced Labor and Abuse of Labor

Prohibit physical abuse of employees and prohibit the use of all forms of forced labor, including prison labor, indentured labor, bonded labor, military labor or slave labor.

Eliminate Discrimination

Maintain workplaces that are free from discrimination or physical or verbal harassment. The basis for recruitment, hiring, placement, training, compensation, and advancement should be qualifications, performance, skills and experience.

Work Hours and Wages

Compensate employees relative to the industry and local labor market. Operate in full compliance with applicable wage, work hours, overtime and benefits laws, and offer employees opportunities to develop their skills and capabilities, and provide advancement opportunities where possible.

Provide a Safe and Healthy Workplace

Provide a secure, safe and healthy workplace. Maintain a productive workplace by minimizing the risk of accidents, injury, and exposure to health risks.

Protect the Environment

Conduct business in ways which protect and preserve the environment. Meet applicable environmental laws, rules, and regulations.

The Coca-Cola Company

News Release

THE COCA-COLA COMPANY JOINS BUSINESS LEADERS INITIATIVE ON HUMAN RIGHTS

ATLANTA, August 23, 2007 - The Coca-Cola Company announced today that it has joined the Business Leaders Initiative on Human Rights (BLIHR), a group of companies examining how best to apply human rights principles in the business context.

The Company's support for BLIHR was expressed in a letter sent by E. Neville Isdell, chairman and chief executive officer of The Coca-Cola Company, to Mary Robinson, Honorary Chair of BLIHR.

"At The Coca-Cola Company, we believe that an unwavering commitment to human rights is fundamental to the way we conduct our business. In our Company's Human Rights Statement and Workplace Rights Policy we pledge to manage our business around the world in accordance with the highest standards of integrity with a specific emphasis on the rights of individuals in the workplace," said Neville Isdell, Chairman and CEO of The Coca-Cola Company. "We look forward to building our own understanding of how best to uphold human rights within our workplaces and to actively participating in and contributing to BLIHR's important work."

The Business Leaders Initiative on Human Rights (BLIHR) was founded in 2003 by seven companies and is chaired by Mary Robinson, former President of Ireland and former United Nations High Commissioner for Human Rights. The Coca-Cola Company's announcement today brings the total number of members to 14. For more information on BLIHR, visit the organization's website at http://www.blihr.org.

"The Coca-Cola Company joining BLIHR represents a real opportunity to demonstrate the universality of human rights across all nations," said Mary Robinson, Honorary Chair of BLIHR. "We are excited by this and look forward to the serious work ahead, in particular exploring the business and human rights context of emerging economies."

BLIHR is an international business-led initiative designed to help lead and develop the corporate response to human rights. Its primary aim is to find "practical ways of applying the aspirations of the Universal Declaration of Human Rights within a business context and to inspire other businesses to do likewise". The Initiative has reported annually on its progress towards its publicly stated mission and works closely with many other businesses, governments and civil society organizations.

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The Coca-Cola Company is the world's largest beverage company. Along with Coca-Cola®, recognized as the world's most valuable brand, the Company markets four of the world's top five nonalcoholic sparkling beverage brands, including Diet Coke®, Fanta® and Sprite®, and a wide range of other beverages, including diet and light beverages, waters, juices and juice drinks, teas, coffees, energy and sports drinks. Through the world's largest beverage distribution system, consumers in more than 200 countries enjoy the Company's beverages at a rate exceeding 1.4 billion servings each day. For more information about The Coca-Cola Company, please visit our website at www.thecoca-colacompany.com.

The Business Leaders Initiative on Human Rights (BLIHR) is a business-led program to help lead and develop the corporate response to human rights For more information about BLIHR, visit the organization's website at www.blihr.org.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

The proposal resolves to amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide.

We are unable to concur in your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END